UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report February 19, 2019

Commission File No. 024-10865

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38977 Sky Canyon Drive – Suite 101

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Item 9. Other Events

The following press release was released announcing the acquisition of the following property. Cardone Equity Fund V, LLC is a member in a special purpose entity which owns the property.

Cardone Capital Purchases 351-Unit Luxury Apartment Development in Sugar Land, Texas

Grant Cardone is pleased to announce the acquisition of the newly constructed, Class “A” Stella at Riverstone

Miami—Cardone Capital is pleased to announce the acquisition of Stella at Riverstone, a garden-style apartment community developed by Alliance Residential in 2018. The 351-unit complex is located in the heart of Sugar Land, Texas, with close proximity to excellent schools, major employers, and retail.

The construction quality of Stella at Riverstone is unparalleled in the area. Given the strong lease-up and high growth in the submarket, the property offers investors the opportunity for long–term stability, future rent growth, and value appreciation.

Sugar Land is one of the most exclusive and desirable area in the Houston MSA with extremely high barriers to entry for new multifamily development. Currently there are no apartment units under construction in the area and only one remaining parcel is zoned for multifamily development in the entire city.

“Stella at Riverstone is going to be great for our investors,” said Ryan Tseko, portfolio manager for Cardone Capital. “Sugar Land is one of the fastest growing cities not only in Texas, but the entire United States.”

Located at 4711 LJ Parkway in Sugar Land, Stella at Riverstone has one, two, and three-bedroom apartments. The property also has a gated pet park, a fully equipped business center, clubhouse, athletic center, and a spectacular swimming pool with tanning shelves and water features.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” s“believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund V, LLC

February 19, 2019	By:	/s/ Grant Cardone
Grant Cardone, Manager of Cardone Capital, LLC
Manager

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